February 28, 2007

Mail Stop 4561

Mr. Joseph C. Hyde
Chief Financial Officer
Global Payments Inc.
10 Glenlake Parkway, North Tower
Atlanta, GA 30328

Re: Global Payments Inc.
        Form 10-K for the year ended May 31, 2006
        Filed August 4, 2006
        Form 10-Q for the quarter ended August 31, 2006
        Filed October 6, 2006
        File No. 1-16111

Dear Mr. Hyde:

        We have reviewed your response letter dated February 9, 2007 and have the
following additional comment. In our comment we ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended May 31, 2006

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 45

Goodwill and Other Intangible Assets, page 49

1.   We have read your responses to prior comments 1 and 2 and note that you intend
        to adopt an accelerated method of amortization as of December 1, 2006 (the first
        day of your third quarter of fiscal 2007) on a prospective basis for your significant
        customer-related intangible assets. Please provide us with the proposed

disclosure that you intend to include in your Form 10-Q for the quarter ended February 28, 2007. Your disclosure should describe the accelerated method you have adopted and clarify that for your three significant acquisitions that comprised approximately 90% of the net book value of your assets, the straight-line method approximated the amount of amortization expense that would have been recognized had the accelerated method been followed. Please further explain that for the remaining 10% of your customer-related intangible assets that you will continue to amortize under the straight-line method, there has not been and is not expected to be a significant difference between amortization expense under the accelerated and straight-line methods.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Rachel Zablow, Staff Accountant at (202) 551-3428 or the undersigned at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant